UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-8089

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Danaher Corporation & Subsidiaries Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037-1701
202-828-0850

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012
AND FOR THE YEAR ENDED DECEMBER 31, 2013,
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2013
AND FOR THE YEAR ENDED DECEMBER 31, 2013, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
INDEX
FORM 11-K

Report of Independent Registered Public Accounting Firm

Plan Administrator
Danaher Corporation & Subsidiaries Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Danaher Corporation & Subsidiaries Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Danaher Corporation & Subsidiaries Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2013 and delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
McLean, VA
June 26, 2014

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012
($ in millions)

	2013	2012
ASSETS
Investments:
Plan's interest in the Master Trust	$4,325.5	$—
Investments	—	2,549.5
Total investments, at fair value	4,325.5	2,549.5
Receivables:
Employer contributions	4.8	4.6
Notes receivable from participants	51.6	34.8
Revenue credit	0.3	—
Pending trades	—	1.6
Total receivables	56.7	41.0
Total assets	4,382.2	2,590.5
LIABILITIES
Administrative expenses payable	0.2	—
Total liabilities	0.2	—
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	4,382.0	2,590.5
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(6.9)	(8.1)
NET ASSETS AVAILABLE FOR BENEFITS	$4,375.1	$2,582.4
See the accompanying notes to the financial statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013
($ in millions)

ADDITIONS
Contributions:
Participant	$144.3
Rollovers	18.9
Employer	97.4
Total contributions	260.6
Investment income:
Interest and dividend income	21.5
Net realized and unrealized appreciation in fair value of investments	182.1
Plan's interest in Master Trust's net investment income	415.4
Total investment income	619.0
Total additions	879.6
DEDUCTIONS
Benefit payments	303.0
Administrative expenses	0.8
Total deductions	303.8
NET INCREASE PRIOR TO PLAN TRANSFERS	575.8
NET TRANSFERS INTO PLAN	1,216.9
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	1,792.7
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,582.4
End of year	$4,375.1
See the accompanying notes to the financial statements.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 1. DESCRIPTION OF THE PLAN
General
The Danaher Corporation & Subsidiaries Savings Plan (the "Plan") is a defined contribution plan established for eligible full-time and part-time non-union employees of Danaher Corporation and its subsidiaries (the "Company"), effective November 30, 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Danaher Corporation is the plan sponsor (the "Plan Sponsor"). Prior to November 30, 2002, these employees participated in the Danaher Corporation & Subsidiaries Retirement and Savings Plan. Plan participants should refer to the formal legal documents of the Plan and the Summary Plan Description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below.
The Plan is administered through the trustee, Fidelity Management Trust Company ("Fidelity" or the "Plan Administrator"). Effective July 1, 2013, all of the Plan assets, totaling approximately $2.8 billion as of that date, were transferred into the Danaher Corporation & Subsidiaries Retirement & Savings Plan and Danaher Corporation & Subsidiaries Savings Plan Master Trust (the "Master Trust"), a master trust established by the Company and administered by Fidelity. The Master Trust establishes a single trust to hold and invest assets of the Plan and other eligible tax-qualified defined contribution plans maintained by the Plan Sponsor. Refer to Note 3 for additional information regarding the Master Trust.
Plan Mergers
On December 31, 2013, the IRIS 401(k) Plan and the Teletrac 401(k) Plan merged into the Plan.
On July 12, 2013, the Beckman Coulter, Inc. Savings Plan; the Beckman Coulter, Inc. Retirement Account Plan I and the Beckman Coulter, Inc. Retirement Account Plan II merged into the Plan.
On April 5, 2013, the Aperio Technologies Inc. 401(k) Plan merged into the Plan.
The merger of these plans during 2013 resulted in assets transferred in of approximately $1.2 billion.
These plan mergers occurred subsequent to and as a result of Danaher Corporation’s acquisition of the above mentioned companies.
Contributions
Eligible participants may contribute up to 75% of their compensation (subject to annual maximums). Employee contributions and the earnings or losses thereon are fully vested at all times. Employees are eligible for Company contributions upon completion of one year of service.
Effective January 1, 2011, the Company’s matching contributions are considered “safe harbor.” The percentage for the safe harbor matching contributions has been established in the Plan document. The Company matching contribution is 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Effective January 1, 2011, employees are immediately 100% vested in all safe harbor contributions.
The percentage for the Company’s retirement contributions are determined at the discretion of the Plan Sponsor. The discretionary retirement contribution can range from 0% to 2% of eligible compensation. For the year ended December 31, 2013, the retirement contribution was 2% of eligible compensation. The portion of the retirement contribution that is calculated on eligible compensation above the Social Security wage base in effect at the beginning of the Plan year, is calculated and deposited into eligible participant accounts subsequent to the Plan year end. Generally participants become fully vested with respect to the retirement contribution and any other employer contributions made prior to January 1, 2011 upon completion of three years of service, attainment of age sixty-five, death or complete disability.
Benefit Payments
A participant who attains normal retirement age shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age.

A participant must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of seventy and a half.
Upon total and permanent disability, a participant shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance.
Eligible participants may request a withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties. Different withdrawal rules apply to different Plan accounts.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. The Plan Administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within sixty months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor contributions, employer retirement contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expense and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Plan Sponsor.
A revenue credit program became effective July 1, 2013. When recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation, the Plan Sponsor can deposit excess revenue, regardless of source, in an unallocated account. The excess revenue can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated revenue credit is funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
As of December 31, 2013 and 2012, unallocated non-vested accounts, including forfeited amounts, totaled $1.1 million and $0.6 million, respectively. These amounts will be used to reduce future employer contributions and to pay administrative expenses.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Interest income on notes receivable from participants of $1.8 million for 2013 is included in interest and dividend income. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 5 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
The Fidelity Managed Income Portfolio II– Class 3 ("Fidelity MIP II"), a commingled pool, invests primarily in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds. The fund is designed to deliver safety and stability by preserving principal and accumulating earnings. As required by GAAP, the Statements of Net Assets Available for Benefits present the fair value of the Fidelity MIP II and the adjustment from fair value to contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial termination or merger into an external plan); (ii) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The average yield based on actual earnings was approximately 2% for 2013 and 2012. The average yield based on interest credited to participants was approximately 1% for 2013 and 2012.

Payment of Benefits
Benefits are recorded when paid.

NOTE 3. MASTER TRUST
As discussed in Note 1, effective July 1, 2013, the Company established a Master Trust whereby investments are now held collectively for certain defined contribution plans maintained by the Plan Sponsor. Each participating plan's interest in the investment funds of the Master Trust is based on account balances of the participants and their elected funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan's interest in the Master Trust's net investment income presented in the Statement of Changes in Net Assets Available for Benefits consists of the realized and unrealized gains and the earnings on those investments. As of December 31, 2013, the Plan's interest in the net assets of the Master Trust was approximately 98%.
The following table summarizes the fair value of the net investments of the Master Trust as of December 31, 2013 ($ in millions):

Cash and cash equivalents	$13.2
Money market funds	138.0
Common stock	742.4
Danaher Corporation Stock Fund	435.5
Mutual funds	1,360.4
Other	1.4
Common/collective trusts	1,719.8
Master Trust net investments	$4,410.7
Refer to Note 5 for the table that sets forth by level, within the fair value hierarchy, the Master Trust net investments as of December 31, 2013.
The fair value of individual investments that represented 5% or more of the Master Trust's net assets as of December 31, 2013, were as follows ($ in millions):

Danaher Corporation Stock Fund	$435.5
Fidelity Managed Income Portfolio II – Class 3 (at contract value) (a)	497.3
Geneva Small Cap Growth Strategy	233.9
LifePath® Index 2020 Non-Lendable Fund G	255.3
LifePath® Index 2025 Non-Lendable Fund G	235.9
Spartan® 500 Index Fund - Fidelity Advantage Institutional Class	292.8
T. Rowe Price Large Cap Core Growth	478.1

(a)	The fair value of the Master Trust’s investment in Fidelity Managed Income Portfolio II – Class 3 was $504.4 million as of December 31, 2013.

The net investment income of the Master Trust (including gains and losses on investments bought and sold, as well as held) for the six months ended December 31, 2013 was as follows ($ in millions):

Net appreciation of the fair value of investments:
Common stock	$124.2
Danaher Corporation Stock Fund	77.2
Mutual funds	100.2
Common/collective trusts	76.7
Net appreciation in the fair value of investments	378.3
Interest and dividend income (b)	45.1
Total investment income	$423.4

(b)	During the six months ended December 31, 2013, the Master Trust received $279,113 of dividends on shares of Danaher Corporation common stock.

NOTE 4. INVESTMENTS
As discussed in Note 1, prior to July 1, 2013, the Plan's investments were held outside of a master trust. The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, 2012 were as follows ($ in millions):

Danaher Corporation Stock Fund	$302.0
Fidelity Freedom K 2020	134.9
Fidelity Managed Income Portfolio II – Class 3 (at contract value) (c)	290.4
PIMCO Total Return Fund Institutional Class	250.2
Spartan® 500 Index Fund - Institutional Class	158.6

(c)	The fair value of the Plan’s investment in Fidelity Managed Income Portfolio II – Class 3 was $298.5 million as of December 31, 2012.
 Prior to the transfer of the Plan's assets to the Master Trust on July 1, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated in value during the six months ended June 30, 2013 as follows ($ in millions):

Net appreciation of the fair value of investments:
Common stock	$17.4
Danaher Corporation Stock Fund	39.9
Mutual funds	124.8
Net appreciation in the fair value of investments	$182.1
During the six months ended June 30, 2013, the Plan received $268,285 of dividends on shares of Danaher Corporation common stock.

NOTE 5. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on the assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments measured at fair value as of December 31, 2013 ($ in millions).

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$13.2	—	—	$13.2
Money market funds	138.0	—	—	138.0
Common stock	742.4	—	—	742.4
Danaher Corporation Stock Fund	435.5	—	—	435.5
Mutual funds:
Balanced/hybrid funds	27.3	—	—	27.3
Taxable bond funds	247.6	—	—	247.6
U.S. stock funds	848.4	—	—	848.4
International/global funds	237.1	—	—	237.1
Other	1.4	—	—	1.4
Common/collective trusts	—	$1,719.8	—	1,719.8
Total	$2,690.9	$1,719.8	$—	$4,410.7
The fair value amounts included in the table above represent the total investment amounts held by the Master Trust. Refer to Note 3 for additional disclosures regarding the Master Trust.
The following sets by level, within the fair value hierarchy, the Plan’s investments measured at fair value as of December 31, 2012 ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and equivalents	$0.4	—	—	$0.4
Money market funds	127.3	—	—	127.3
Common stock	134.3	—	—	134.3
Danaher Corporation Stock Fund	302.0	—	—	302.0
Mutual funds:
Balanced/hybrid funds	533.6	—	—	533.6
Taxable bond funds	303.2	—	—	303.2
U.S. stock funds	649.7	—	—	649.7
International/global funds	189.1	—	—	189.1
Other funds	7.5	—	—	7.5
Other	3.9	—	—	3.9
Common/collective trusts	—	$298.5	—	298.5
Total	$2,251.0	$298.5	$—	$2,549.5
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2013 and 2012.
Common stock, money market funds, mutual funds, and other are valued at the quoted closing price reported on the active market on which the individual securities are traded.
The Danaher Corporation Stock Fund consists of shares of the Company’s stock and nominal cash balance and is valued based on the quoted market price of the Company’s common stock and the cost of short-term money market investments.

Common/collective trusts include the Fidelity MIP II, as well as other target date funds. Refer to Note 2 for a full description of the Fidelity MIP II.

•
The fair value of the Fidelity MIP II has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. The contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

•
Other target date funds are valued based on the Plan’s interest, represented by investment units, in the underlying investments held within the trust that are traded in an active market by the trustee.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
For the years ended December 31, 2013 and 2012, there were no investments transferred between levels.

NOTE 6. TAX STATUS OF THE PLAN
The Plan received a determination letter from the Internal Revenue Service ("IRS") dated October 20, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting standards require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan Sponsor believes the Plan is no longer subject to income tax examinations for years prior to 2010.

NOTE 7. RELATED PARTY TRANSACTIONS AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party in interest transactions.
Additionally, as of December 31, 2013 and 2012, the Master Trust invested in 5.6 million shares and the Plan invested in 5.4 million shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund.

NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.
The participant loan balance shown in the accompanying financial statements includes loans with no post-default payments. A deemed distribution occurs when a participant loan goes into default but the participant is not eligible for a Plan distribution. The Form 5500 excludes the value of any outstanding loans that were deemed distributions in the current or prior years unless repayment was initiated. Therefore, the value of loans with no post-default payments represents a reconciling item.

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31 to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$4,375,108,124	$2,582,361,203
Loans with no post-default payment activity that are deemed distributions	(955,332)	(742,120)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,885,956	8,094,969
Net assets available for benefits per the Form 5500	$4,381,038,748	$2,589,714,052

The following is a reconciliation of total investment income, benefits paid to participants, and net transfers per the financial statements to total investment income, benefits paid, and net transfers in the Form 5500 for the year ended December 31, 2013:

Net increase prior to plan transfers per the financial statements	$575,891,643
Adjustment from fair value to contract value for fully benefit-responsive investment contracts as of December 31, 2013	6,885,956
Payments received post-default	6,498
Loan defaults previously deemed distributed that reached a distributable event	15,751
Adjustment from fair value to contract value for fully benefit-responsive investment contracts as of December 31, 2012	(8,094,969)
Interest payments on loans deemed distributed that have had no post-default payment activity	(109,475)
Deemed distributions	(57,243)
Net income per the Form 5500	$574,538,161

Net transfers into the plan per the financial statements	$1,216,855,278
Loan transfers with no post-default payment activity that are deemed distributions	(68,743)
Transfers of assets per the Form 5500	$1,216,786,535

SUPPLEMENTAL SCHEDULES

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2013

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan Check Here if Late Participant Loan Repayments are Included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$51,224	—	51,224	*	—	$—

*
Represents delinquent participant contributions from various 2013 pay periods. The Company transmitted lost earnings to the Plan during 2013 and 2014. The Company intends to file the required Form 5330.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN EIN: 59-1995548, PLAN NO. 004 FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Interest rates range from 2.15% to 11.5% with maturity at various dates	**	$50,621,937

*	Party in interest.
**	Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES SAVINGS PLAN

June 26, 2014	By:	/s/ R. L. King
R. L. King
Vice President – Benefits

EXHIBITS

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm